NOL

RECEIVED
2008 MAY 19 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 May 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

08002587

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest by AXA S.A.

Attached is a copy of the above announcement for your attention, please.

Yours faithfully

PROCESSED
MAY 21 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(Notice of Substantial Shareholder) - 12May08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

AllianceBernstein

FACSIMILE TRANSMISSION

To:	Majorie Wee / Wong Kim Wah Company Secretary	From:	Cherie Chew
Company:	Neptune Orient Lines Limited	Date:	12th May 2008
Fax No:	6278 4900	Pages	33 (inclusive of this page)
Subject:	Notices of Substantial Shareholdings in Neptune Orient Lines Limited - Clarifications in Shareholdings		

Dear Sir / Madam,

Please find attached documents for your attention.

Yours sincerely,

Cherie Chew
Compliance Officer
AllianceBernstein (Singapore) Ltd

AllianceBernstein (Singapore) Ltd.
Company Registration No.: 199703364C

30 Cecil Street, #28-01 Prudential Tower, Singapore 049712 Tel : + 65 6230 4600 Fax : + 65 6220 6938

ALLIANCEBERNSTEIN

12 May 2008

To: **Singapore Exchange Securities Trading Limited**
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: **Neptune Orient Lines Limited**
456 Alexandra Road #06-00
NOL Building
Singapore 119962

Attn: Marjorie Wee/Wong Kim Wah, Company Secretary
Fax no: (65) 6278 4900

Dear Sirs,

Notices of Substantial Shareholdings in Neptune Orient Lines Limited - Clarifications in Shareholdings

On 5 December 2006, the Monetary Authority of Singapore ("MAS") had issued a consultation paper on proposed amendments to the Securities and Futures Act (Cap. 289) (the "SFA"). The consultation paper set out, amongst others, MAS's proposal to streamline the current substantial shareholdings notification process by, *inter alia*, migrating the requirement for substantial shareholders to notify the listed company of their interests in its shares under the Companies Act (Cap. 50) (the "CA") to the SFA such that only one set of notification requirements will apply.

On 11 October 2007, the MAS issued a response to the feedback it received on the consultation paper. In the MAS's response it was noted, amongst others, that certain respondents were concerned the migration of the substantial shareholder notification provisions to the SFA would give rise to a person having disclosable interests in the shares which he has the authority or control over their disposal. Briefly, the definitions of "interest"/"deemed interest" in the SFA may be found in Section 4(1) of the SFA, and "interest"/"deemed interest" in the CA may be found in Section 7 of the CA, and the definition of "deemed interest" under Section 4(1) of the SFA appears to be wider and includes such interests in addition to those in Section 7 of the CA.

The MAS clarified in the response that as both Section 7(6)(a) of the CA and Section 4(7)(a) of the SFA provide that where a person has entered into a contract to purchase a share, that person shall be deemed to have an interest in that share. This includes the case where the contract to purchase is made other than a principal. Accordingly, a licensed or exempt entity engaging in fund management, custodial services or discretionary trading who has acquired more than 5% of

shareholdings in a listed company is currently subject to notification requirement under sections 82 to 84 of the CA, whether or not it can exercise the voting rights over those shares.

Prior to the MAS's clarification, AllianceBernstein had filed substantial shareholding notices giving notice of interests in shares over which we had control of the voting rights, as that was our understanding of the substantial shareholding reporting rules at the time. Following the MAS's clarification, we have now recalculated our interests in the shares of the Neptune Orient Lines Limited ("**Neptune Orient**") based on the authority to acquire or dispose the shares, and not simply limited to the shares over which we had control of the voting rights.

In this connection and in the interest of good corporate governance, we would like to clarify AllianceBernstein's interests in Neptune Orient's shares based on the MAS's clarification of the substantial shareholding reporting rules. We have enclosed for your information and necessary action new substantial shareholding notices showing when each relevant AllianceBernstein entity first became substantial shareholders of Neptune Orient and the relevant changes in the percentage level of interests to date, all of which interests are calculated based on the MAS's clarification.

Please do not hesitate to contact Ms Cherie Chew, our Compliance Officer at DID 6230 4613, or me at DID 6230 2301 if you have any questions.

Yours faithfully,

Name: Suchet Padhye
Designation: Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein (Singapore) Ltd

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

□ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 1 December 2006

2. Name of Registered Holder[1] :

AllianceBernstein L.P. ("ABLP")
Held 69,771,400 (4.79%)

AXA China Region Insurance Company (Bermuda) Limited ("ACRIC")
Held 3,735,000 voting shares (0.26%)

AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP")
Held 24,000 voting shares (0.0016%)

3. Circumstance(s) giving rise to the interest or change in interest:

AXA SA is deemed to have an interest in 73,530,400 shares in Neptune Orient Lines Limited through its affiliates, ABLP, ACRIC and ARIMAP. The shares held by ABLP, ACRIC and ARIMAP represent shares held by discretionary managed client accounts whereby ABLP, ACRIC and ARIMAP are entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	72,375,400 4.97%
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	1,155,000 0.08%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	A total of 1,155,000 shares were purchased by ABLP at a consideration of S$2.16 for each share.
No. of shares held after the change: **As a percentage of issued share capital:**	73,530,400 5.05%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		72,375,400
As a percentage of issued share capital:	%	4.97%
No. of shares held after the change:		73,530,400
As a percentage of issued share capital:	%	5.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye
Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

☐ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: •

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	20 July 2007
2. The change in the percentage level:	From 5.98% to 6.05%
3. Circumstanco(s) giving rise to the interest or change in interest:	AXA SA is deemed to have an interest in 88,263,400 shares in Neptune Orient Lines Limited through its affiliates, AllianceBernstein L.P.("ABLP"), AXA China Region Insurance Company (Bermuda) Limited ("ACRIC") and AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP").The shares held by ABLP, ACRIC and ARIMAP represent shares held by discretionary managed client accounts whereby ABLP, ACRIC and ARIMAP are entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		87,205,400
As a percentage of issued share capital:	%	5.98%
No. of shares held after the change:		88,263,400
As a percentage of issued share capital:	%	6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AllianceBernstein LP ("ABLP")
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

□ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: The shares represent shares held by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	70,872,400 4.87%
No. of shares which are the subject of this notice: As a percentage of issued share capital:	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: As a percentage of issued share capital:	77,165,400 5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	70,872,400	
As a percentage of issued share capital:	4.87%	%
No. of shares held after the change:	77,165,400	
As a percentage of issued share capital:	5.30%	%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein L.P.

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Dato of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AllianceBernstein Holding L.P.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: AllianceBernstein Holding L.P. is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	70,872,400 4.87%
No. of shares which are the subject of this notice: As a percentage of issued share capital:	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: As a percentage of issued share capital:	77,165,400 5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein Holding L.P.

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of <u>Substantial Shareholder</u>:	AllianceBernstein Corporation of Delaware ("ABCD")
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: AllianceBernstein Corporation of Delaware is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	70,872,400
As a percentage of issued share capital:	4.87%
No. of shares which are the subject of this notice:	6,293,000
As a percentage of issued share capital:	0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change:	77,165,400
As a percentage of issued share capital:	5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein Corporation of Delaware
Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA Financial, Inc.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: AXA Financial, Inc. is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	70,872,400 4.87%
No. of shares which are the subject of this notice: As a percentage of issued share capital:	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: As a percentage of issued share capital:	77,165,400 5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. **Holdings of Substantial Shareholder, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Financial, Inc

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA Financial Services, LLC
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 8 December 2006

2. **Name of Registered Holder[1] :** AllianceBernstein L.P. ("ABLP")

3. **Circumstance(s) giving rise to the interest or change in interest:** AXA Financial Services, LLC is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. **[2]Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before the change: **As a percentage of issued share capital:**	70,872,400 4.87%
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: **As a percentage of issued share capital:**	77,165,400 5.30%

PART III – NOT APPLICABLE

1. **Date of change of interest:** (DD/MM/YYYY)

2. **The change in the percentage level:** From ____ % to ____ %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Financial Services, LLC

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows;-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA America Holdings, Inc.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: AXA America Holdings, Inc is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	70,872,400
As a percentage of issued share capital:	4.87%
No. of shares which are the subject of this notice:	6,293,000
As a percentage of issued share capital:	0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change:	77,165,400
As a percentage of issued share capital:	5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA America Holdings, Inc

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	AXA Equitable Life Insurance Company
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: AXA Equitable Life Insurance Company is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	70,872,400 4.87%
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: **As a percentage of issued share capital:**	77,165,400 5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Equitable Life Insurance Company

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	12 May 2008
2. Name of Substantial Shareholder:	Oudinot Participations
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

√ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

□ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 8 December 2006

2. Name of Registered Holder[1] : AllianceBernstein L.P. ("ABLP")

3. Circumstance(s) giving rise to the interest or change in interest: Oudinot Participations is deemed to have an interest in 77,165,400 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	70,872,400 4.87%
No. of shares which are the subject of this notice: As a percentage of issued share capital:	6,293,000 0.43%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	The increase in interests is due to the purchase of 6,293,000 shares at approximately S$2.12 per share.
No. of shares held after the change: As a percentage of issued share capital:	77,165,400 5.30%

PART III – NOT APPLICABLE

1. Date of change of interest: (DD/MM/YYYY)

2. The change in the percentage level: From ____ % to ____ %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		70,872,400
As a percentage of issued share capital:	%	4.87%
No. of shares held after the change:		77,165,400
As a percentage of issued share capital:	%	5.30%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of Oudinot Participations

Date: 12 May 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-May-2008 18:27:11
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 12-05-2008
2. Name of Substantial Shareholder * — AXA S.A.
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	20-07-2007
2.	The change in the percentage level	From 5.98 % To 6.05 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	See attached correspondence from AllianceBernstein (Singapore) Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	Series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	87,205,400
As a percentage of issued share capital	0 %	5.98 %
No. of shares held after the change	0	88,263,400
As a percentage of issued share capital	0 %	6.05 %

Footnotes

Please refer to the attached Notice from AllianceBernstein (Singapore) Ltd. and AXA S.A. Shareholding Summary Chart.

Computation of shareholding is based on NOL's issued shares of 1.46b as at 20 July 2007.

Attachments:

Notice_from_AllianceBernstein_Singapore_12May08.pdf
AXA_S_A_Shareholding_Summary_Chart_12May08.pdf
Total size = **503K**
(2048K size limit recommended)

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AXA S.A.
SUBSTANTIAL SHAREHOLDING IN NOL SHARES
SUMMARY OF DEEMED INTEREST
EFFECTIVE 20 JULY 2007



AXA S.A.
Deemed Interest
88,263,400 shares
(6.05%)
ABHLP, ABCD, AXAFI, AXAFS, AXAAH, AXAEL & OP
Deemed Interest
ACRIC
24,000 shares
(0.0016%)
ABLP
81,954,400 shares
(5.62%)
ARIMAP
6,285,000 shares
(0.43%)

LEGENDS USED IN CHART

ABHLP	:	AllianceBernstein Holding L.P.
ABCD	:	AllianceBernstein Corporation of Delaware
AXAFI	:	AXA Financial, Inc.
AXAFS	:	AXA Financial Services, LLC
AXAAH	:	AXA America Holdings, Inc.
AXAEL	:	AXA Equitable Life Insurance Company
OP	:	Oudinot Participations
ABLP	:	AllianceBernstein LP
ACRIC	:	AXA China Region Insurance Company (Bermuda) Limited
ARIMAP	:	AXA Rosenberg Investment Management Asia Pacific Ltd

END